U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                    FORM 4

                                 OMB APPROVAL
                            OMB Number:  3235-0287
                         Expires:  September 30, 1998
               Estimated average burden hours per response:  0.5

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                       Filed pursuant to Section 16(a)
                    of the Securities Exchange Act of 1934,
                  Section 17(a) of the Public Utility Holding
                     Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940

(     )   Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue.  See Instruction 1(b).


 1.  Name and Address of Reporting Person*
     Last, First, Middle:  Richards, Reuben F., Jr.

     Street:  c/o JLMP, 650 Fifth Avenue, 3rd Floor
     City, State, Zip:  New York, New York 10019
 2.  Issuer Name and Ticker or Trading Symbol:  EMCORE Corporation - EMKR


 3.  IRS or Social Security Number of Reporting Person (Voluntary)

 4.  Statement for Month/Year:  March 1997

 5.  If Amendment, Date of Original (Month/Year)
 6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
     (  x  ) Director   (  x  ) 10% Owner
     (  x  ) Officer (give title below)   (     ) Other (specify below)
       President and Chief Executive Officer

 7.  Individual or Joint/Group Filing (Check Applicable Line)
     (  x  ) Form filed by One Reporting Person
     (     ) Form filed by More than One Reporting Person
*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).

                       Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
          1. Title of Security             2.  Transaction Date    3. Transaction     4. Securities Acquired (A)
             (Instr. 3)                        (Month/Day/Year)       Code               or Disposed of (D)
                                                                      (Instr. 8)         (Instr. 3, 4, and 5)


                                                                                                    (A) or
                                                                   Code        V      Amount        (D)       Price

  (1)     Common Stock                             3/9/97              P                    3,775      A               $9.00
                                                                                           shares

  (2)     Common Stock                            3/17/97              P                    2,000      A              $12.19
                                                                                           shares
  (3)     Common Stock                            3/19/97              P                    1,000      A              $12.13
                                                                                           shares
  (4)     Common Stock                            3/24/97              P                    1,000      A              $11.88
                                                                                           shares

  (5)     Common Stock                            3/25/97              P                    1,000      A              $11.50
                                                                                           shares


                                                      Table I -- Continued
          1. Title of Security                   5.  Amount of Securities    6.  Ownership Form:    7.  Nature of Indirect
             (Instr. 3)                              Beneficially Owned          Direct (D) or          Beneficial Ownership
                                                     at End of Month             Indirect (I)           (Instr. 4)
                                                     (Instr. 3 and 4)            (Instr. 4)

  (1)     Common Stock                                    1,630,333 shares             D
  (2)     Common Stock                                    1,630,333 shares             D

  (3)     Common Stock                                    1,630,333 shares             D
  (4)     Common Stock                                    1,630,333 shares             D
  (5)     Common Stock                                    1,630,333 shares             D



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                         Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                 (e.g., puts, calls, warrants, options, convertible securities)
          1. Title of Derivative Security             2. Conver-     3. Trans-     4. Transac-       5. Number of Deriv-
             (Instr. 3)                                  sion or        action        tion Code         ative Securities
                                                         Exercise       Date          (Instr. 8)        Acquired (A) or
                                                         Price of       (Month/                         Disposed of (D)
                                                         Deriv-         Day/                            (Instr. 3, 4 and 5)
                                                         ative          Year)
                                                         Security



                                                                                   Code      V       (A)            (D)

  (1)


                                                     Table II -- Continued

          1. Title of Derivative Security                        6. Date Exercisable and     7. Title and Amount of
             (Instr. 3)                                             Expiration Date             Underlying Securities
                                                                    (Month/Day/Year)            (Instr. 3 and 4)
                                                                                                               Amount or
                                                                 Date          Expiration                      Number of
                                                                 Exercisable   Date          Title             Shares

  (1)


                                                     Table II -- Continued
          1. Title of Derivative Security                8. Price of     9.  Number of       10. Ownership     11. Nature of
             (Instr. 3)                                     Derivative       Derivative         Form of            Indirect
                                                            Security         Securities         Derivative         Beneficial
                                                            (Instr. 5)       Beneficially       Security:          Ownership
                                                                             Owned at End       Direct (D)         (Instr. 4)
                                                                             of Month           or Indirect
                                                                             (Instr. 4)         (I)
                                                                                                (Instr. 4)

  (1)



Explanation of Responses:

                                   April 7, 1997
**Signature of Reporting Person    Date
                                                  **Signature of Reporting
Person              Date                          By: /s/ Thomas G. Werthan
                                                  Name:  Thomas G. Werthan
                                                  Title:  Attorney-in-fact

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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